

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2010

Mr. Ofer Bloch, Chief Executive Officer
Hadera Paper Ltd.
1 Meizer St. Industrial Zone
P.O. Box 142
Hadera 38101, Israel

> **Re: Hadera Paper Ltd.
> December 31, 2009 Form 20-F
> Filed June 16, 2010
> File No. 1-04212**

Dear Mr. Bloch:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services